Exhibit 99.1

DATE:	May 13, 2005

TO:	Institutional Shareholders of Astoria Financial (via email)

FROM:	PL Capital, LLC Richard Lashley (973) 360-1666; bankfund@aol.com John Palmer (630) 848-1340; palmersail@aol.com

RE:	PL Capital's Opposition to the Astoria Financial (NYSE: AF) 2005 Stock Incentive Plan (Proposal No. 2 on the Proxy for Astoria's May 18, 2005 Annual Meeting)

PL Capital, an outside shareholder of Astoria, previously communicated with you and others regarding the reasons we are opposed to Astoria’s 2005 Stock Incentive Plan. A copy of that correspondence is attached.

ISS recently issued a proxy analysis report on Astoria. In the report, ISS recommended a vote FOR the 2005 Stock Incentive Plan.  While we acknowledge that ISS provides a valuable and necessary service for its clients, we believe ISS’s recommendation is incorrect because its methodology is flawed.

ISS does not have a model to value restricted stock so they use their option valuation model, which by their own admission generates an inappropriately low “cost/value” (in ISS terminology, the Shareholder Value Transfer amount). In Astoria’s case, ISS’s model calculated a Shareholder Value Transfer amount of only $20.24/share ($106 million aggregate cost for the 5.25 million share plan), versus the current stock price of $26.75 ($140 million in the aggregate). As a result of calculating a low Shareholder Value Transfer cost, ISS’s model recommended a vote for the 2005 Plan.

ISS told us they hope to come up with a new model to value restricted stock before next year’s proxy season. Unfortunately, that does nothing for Astoria’s shareholders who must decide whether to approve the 2005 Plan this year.

ISS converts their option model into a restricted stock model by assigning an exercise price of $0.00 to the “option/stock.” This shortcut method does not properly calculate the cost to a company of issuing restricted stock, in our view. Common sense suggests that the actual cost to Astoria’ s shareholders will greatly exceed ISS’s $20.24/share estimate, unless ISS is somehow predicting that the stock will drop 25% in the next few years.

Even if we accepted the use of an option pricing model to value restricted stock, ISS’s option model failed to properly account for Astoria’s dividend, which also reduced the Shareholder Value Transfer amount. The ISS option model included Astoria’s $.80 per annum dividend, which is incorrect in this instance, because Astoria’s 2005 Stock Incentive Plan credits dividends on granted shares, including unvested shares. (In an option model, the dividends paid to shareholders reduce the value/cost of an option because the option holder normally does not get the dividend, and the stock price, ex the dividend paid, typically declines by the amount of the dividend). We asked ISS why they did not change the Astoria dividend yield to 0% in the model, to nullify the dividend effect. Their answer was that ISS’s internal controls do not allow analysts to change any of the data inputs (the data is downloaded from a public company database). If ISS had treated the dividend properly, the 2005 Plan would have exceeded ISS’s allowable Shareholder Value Transfer threshold and they would have issued a recommendation against the 2005 Plan.

Using the Shareholder Value Transfer amount calculated by ISS’s model, Astoria’s plan still only passed the ISS threshold by a mere 11 basis points (the calculated Shareholder Value Transfer as a % of market value was 7.55%, versus the allowable threshold of 7.66%).  Clearly, given the limitations in the model, the actual Shareholder Value Transfer amount is higher than ISS’s allowable threshold and the 2005 Plan should not have been recommended by ISS.

We inquired why someone at ISS did not override the model’s recommendation on the 2005 Plan, given the limitations in the model and the narrowness of the result. ISS felt that they have to stick with their model since they need to maintain consistency over the entire range of company proxies they examine this year. We think it is more important for ISS to help Astoria’s shareholders “get it right” this year. Astoria’s shareholders will incur a $140-200 million loss of shareholder value if the 2005 Plan is approved.

We would be glad to discuss our understanding of the ISS report and model with you or others at your firm if it would be helpful.  We have asked ISS to recall the report or change their recommendation, but to date they have refused.

We think getting it right is more important than mechanical adherence to a model, so we are hoping shareholders will override the ISS recommendation, vote AGAINST the 2005 Plan and preserve $140-$200 million of shareholder value.

The Annual Meeting is being held on May 18, so time is short.

Please feel free to contact either of us at your convenience.

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